Filed pursuant to Rule 424(b)(3)

File No. 333-281060

FlowStone Opportunity Fund

(THE “FUND”)

Class A Shares

Class D Shares

Class I Shares

class M Shares

April 2, 2026

Supplement to the Prospectus

dated July 31, 2025, as supplemented to date

Beginning on or about September 30, 2026, the Fund intends to offer to repurchase shares from shareholders in accordance with the Fund’s registration statement. Accordingly, the following language is hereby deleted from the prospectus:

●	As of the date of this Prospectus, Shares of the Fund are not being offered for sale until further notice.
●	Notwithstanding the foregoing, as of the date of this Prospectus, the Fund does not intend to offer to repurchase Shares from Shareholders until further notice.

In addition, on December 1, 2025, the Adviser announced that it, along with certain of its affiliates, had entered into a unit purchase agreement with Towers Watson Investment Services, Inc. (“WTW”), a registered investment adviser under the Investment Advisers Act of 1940, and a wholly-owned subsidiary of Willis Towers Watson US LLC, pursuant to which WTW would acquire all of the membership interests in the Adviser (the “Acquisition”). The Acquisition closed on April 1, 2026.

On March 3, 2026, shareholders of the Fund:

(i)	approved a new investment management agreement (the “Investment Management Agreement”) pursuant to which the Adviser has agreed, for a period of at least two-years from the April 1, 2026, to reduce the investment management fee rate applicable to the Fund pursuant an Investment Advisory Fee Waiver Agreement in which the Adviser agrees to waive 0.25% of the investment management fee set forth in the Investment Management Agreement such that the investment management fee payable under the Investment Management Agreement is 1.00% on an annualized basis of the Fund’s net asset value; and
(ii)	approved the election of Katie Caldwell, Stanley P. Mavromates Jr., Nancy Stokes, Frank Strauss, J. Stanford Willie and Richard Joseph as Trustees of the Fund’s new Board.

Accordingly, effective immediately, the Prospectus is revised as follows:

1.	The Adviser’s address is updated to 233 South Wacker Drive, Suite 1800 Chicago, IL 60606.

2.	The second paragraph of the “SUMMARY – Fees and Expenses” section beginning on page 3 of the Prospectus is deleted and replaced in its entirety with the following:

Investment Management Fee. The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the advisory and other services provided by the Adviser to the Fund. The Fund pays the Adviser a quarterly Investment Management Fee equal to 1.25% on an annualized basis of the Fund’s net asset value (“NAV”). The Adviser has agreed, for a period of at least two-years from the April 1, 2026, to reduce the investment management fee rate applicable to the Fund pursuant an Investment Advisory Fee Waiver Agreement in which the Adviser agrees to waive 0.25% of the investment management fee set forth in the Investment Management Agreement such that the investment management fee payable under the Investment Management Agreement is 1.00% on an annualized basis of the Fund’s NAV. The Investment Management Fee is paid to the Adviser out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. For purposes of determining the Investment Management Fee payable to the Adviser for any quarter net assets will be calculated prior to any reduction for any fees and expenses of the Fund for that quarter, including, without limitation, the Investment Management Fee payable to the Adviser for that quarter. See “INVESTMENT MANAGEMENT FEE.”

3.	The “Summary of Fund Expenses” section on pages 8-9 is hereby replaced with the following:

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly.

	Class A	Class D	Class I	Class M
	Shares	Shares	Shares	Shares
SHAREHOLDER FEES
Maximum Sales Load Imposed on Purchases (as a percentage of offering price) (1)	3.50%	1.50%	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount) (2)	2.00%	2.00%	2.00%	2.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to Shares)
Investment Management Fee (3) (4)	1.25%	1.25%	1.25%	1.25%
Distribution and Servicing Fees(5)	0.85%	0.30%	0.00%	0.00%
Incentive Fee (6)	0.44%	0.44%	0.44%	0.44%
Other Expenses	0.51%	0.51%	0.51%	0.51%
Acquired Fund Fees and Expenses (7)	2.58%	2.58%	2.58%	2.58%
Total Annual Fund Operating Expenses (8)	5.63%	5.08%	4.78%	4.78%
Fee Waiver and/or Expense Reimbursement (4)	(0.25)%	(0.25)%	(0.25)%	(0.25)%
Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursements)	5.38%	4.83%	4.53%	4.53%
(1)	Investors in Class A Shares may be subject to a sales charge of up to 3.50% of the subscription amount. Investors in Class D Shares may be subject to a sales charge of up to 1.50% of the subscription amount.
(2)	A 2.00% Early Repurchase Fee payable to the Fund may be charged with respect to the repurchase of a Shareholder’s Shares if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year (on a “first in-first out” basis). An Early Repurchase Fee payable by a Shareholder may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any Shareholder. In addition, under certain circumstances the Board may offer to repurchase Shares at a discount to their prevailing NAV. See “REPURCHASES OF SHARES.”
(3)	The Investment Management Fee is equal to 1.25% on an annualized basis of the Fund’s NAV. For purposes of determining the Investment Management Fee payable to the Adviser for any quarter, net assets will include the total assets of the Fund minus the sum of the Fund’s accrued liabilities and will be calculated prior to any reduction for any fees and expenses of the Fund for that quarter, including, without limitation, the Investment Management Fee payable to the Adviser for that quarter. See “INVESTMENT MANAGEMENT FEE” for additional information.
(4)	The Adviser has agreed, for a period of at least two-years from the April 1, 2026, to reduce the investment management fee rate applicable to the Fund pursuant an Investment Advisory Fee Waiver Agreement in which the Adviser agrees to waive 0.25% of the investment management fee set forth in the Investment Management Agreement such that the investment management fee payable under the Investment Management Agreement is 1.00% on an annualized basis of the Fund’s NAV. The Adviser has entered into an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive fees that it would otherwise be paid by the Fund, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund, the Incentive Fee and any acquired fund fees and expenses) do not exceed 2.80% on an annualized basis for Class A Shares, 2.25% on an annualized basis of Class D Shares, 1.95% on an annualized basis for Class I Shares, and 1.95% on an annualized basis for Class M Shares (the “Expense Limit”). For a period not to exceed three years from the date on which a Waiver is made, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. The Expense Limitation Agreement will continue until at least April 1, 2027, and will automatically renew thereafter for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees. The Expense Limitation Agreement may be terminated by the Fund’s Board of Trustees upon thirty days’ written notice to the Adviser.
(5)	The Fund has received exemptive relief from the SEC permitting it to offer multiple classes of Shares and to adopt a distribution and service plan for Class A and Class D Shares. The Fund may charge a distribution and/or shareholder servicing fee up to a maximum of 0.85% per year on Class A Shares and up to a maximum of 0.30% per year on Class D Shares on an annualized basis of the aggregate net assets of the Fund attributable to each class. The Fund may use these fees, in respect of the relevant class, to compensate financial intermediaries or financial institutions for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Class A and Class D Shares of the Fund.

(6)	At the end of each calendar quarter of the Fund (and at certain other times), the Adviser (or, to the extent permitted by applicable law, an affiliate of the Adviser) will be entitled to receive an Incentive Fee equal to 10% of the excess, if any, of (i) the net profits of the Fund for the relevant period over (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term “net profits” shall mean the amount by which the NAV of the Fund on the last day of the relevant period exceeds the NAV of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses). See “INCENTIVE FEE” for additional information.
(7)	Shareholders also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Fund as an investor in the Portfolio Funds. Generally, asset-based fees payable in connection with Portfolio Fund investments will range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance or incentive fees or allocations are typically 20% of a Portfolio Fund’s net profits annually, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Portfolio Funds. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(8)	Total Annual Expenses will not correlate to the Ratio of gross expenses to average Shareholder Capital in the Financial Highlights, which do not reflect Acquired Fund Fees and Expenses.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. “Other Expenses,” as shown above, includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, Transfer Agent and Custodian. For a more complete description of the various fees and expenses of the Fund, see “INVESTMENT MANAGEMENT FEE,” “INCENTIVE FEE,” “ADMINISTRATION,” “CUSTODIAN,” “SUMMARY OF FUND EXPENSES,” “REPURCHASES OF SHARES,” and “PURCHASING SHARES.”

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of Shares.

EXAMPLE

Class A Shares

You Would Pay the Following Expenses Based on the
Imposition of a 3.50% Sales Charge, a 0.85%
Distribution and Servicing Fee and a $1,000
Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$87	$192	$299	$559

Class D Shares

You Would Pay the Following Expenses Based on the
Imposition of a 1.50% Sales Charge, a 0.30%
Distribution and Servicing Fee and a $1,000
Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$63	$161	$261	$511

Class I Shares

You Would Pay the Following Expenses Based on a $1,000
Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$45	$139	$236	$480

Class M Shares

You Would Pay the Following Expenses Based on a $1,000
Investment in the Fund, Assuming a 5% Annual Return:	1 Year	3 Years	5 Years	10 Years
	$45	$139	$236	$480

The example is based on the annual fees and expenses set out on the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund, as well as the effect of the Incentive Fee.

4.	The first paragraph under the “MANAGEMENT OF THE FUND – Investment Management Agreement” section beginning on page 43 of the Prospectus is deleted and replaced in its entirety with the following:

The Board, including a majority of the Independent Trustees, approved a new investment management agreement (the “Investment Management Agreement”) between the Fund and the Adviser, effective April 1, 2026. Unless sooner terminated, the Investment Management Agreement will continue in effect until April 1, 2028. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s most recent approval of the Investment Management Agreement will be available in the Fund’s report to shareholders.

5.	The “INVESTMENT MANAGEMENT FEE” section beginning on page 44 of the Prospectus is deleted and replaced in its entirety with the following:

INVESTMENT MANAGEMENT FEE

The Fund pays the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the Advisory and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, effective April 1, 2026, the Fund pays the Adviser a quarterly Investment Management Fee equal to 1.25% on an annualized basis of the Fund’s net asset value. The Adviser has also agreed, for a period of at least two-years from April 1, 2026, to reduce the Investment Management Fee rate applicable to the Fund pursuant an Investment Advisory Fee Waiver Agreement in which the Adviser agrees to waive 0.25% of the Investment Management Fee set forth in the Investment Management Agreement such that the Investment Management Fee payable under the Investment Management Agreement is 1.00% on an annualized basis of the Fund’s NAV. The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. For purposes of determining the Investment Management Fee payable to the Adviser for any quarter, net assets will include the total assets of the Fund minus the sum of the Fund’s accrued liabilities and will be calculated prior to any reduction for any fees and expenses of the Fund for that quarter, including, without limitation, the compensation payable to the Adviser for that quarter. Compensation will be paid to the Adviser before giving effect to any repurchase of Shares of the Fund effective as of that date.

A portion of the Investment Management Fee may be paid to brokers or dealers that assist in the distribution of Shares, including brokers or dealers that may be affiliated with the Adviser.

Please retain this Supplement with your Prospectus for future reference.

FlowStone Opportunity FUND

(the “Fund”)

April 2, 2026

Supplement to the

Statement of Additional Information (“SAI”)

dated July 31, 2025, as supplemented to date

On December 1, 2025, the FlowStone Partners, LLC (the “Adviser”) announced that it, along with certain of its affiliates, had entered into a unit purchase agreement with Towers Watson Investment Services, Inc. (“WTW”), a registered investment adviser under the Investment Advisers Act of 1940, and a wholly-owned subsidiary of Willis Towers Watson US LLC, pursuant to which WTW would acquire all of the membership interests in the Adviser (the “Acquisition”). The Acquisition closed on April 1, 2026.

On March 3, 2026, shareholders of the Fund:

(i)	approved a new investment management agreement (the “Investment Management Agreement”) pursuant to which the Adviser has agreed, for a period of at least two-years from the April 1, 2026, to reduce the investment management fee rate applicable to the Fund pursuant an Investment Advisory Fee Waiver Agreement in which the Adviser agrees to waive 0.25% of the investment management fee set forth in the Investment Management Agreement such that the investment management fee payable under the Investment Management Agreement is 1.00% on an annualized basis of the Fund’s net asset value; and
(ii)	approved the election of Katie Caldwell, Stanley P. Mavromates Jr., Nancy Stokes, Frank Strauss, J. Stanford Willie and Richard Joseph as Trustees of the Fund’s new Board.

Accordingly, effective immediately, the SAI is revised as follows:

1.	The “BOARD OF TRUSTEES AND OFFICERS” section beginning on page 10 of the SAI is deleted and replaced in its entirety with the following:

BOARD OF TRUSTEES AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s agreement and declaration of trust (as it may be supplemented or amended and restated from time-to-time, “Declaration of Trust”). The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The Trustees are not required to contribute to the capital of the Fund or to hold interests therein. A majority of Trustees of the Board are not “interested persons” (as defined in the Investment Company Act) of the Fund (collectively, the “Independent Trustees”).

The identity of Trustees and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Board has adopted a retirement policy requiring all Trustees to resign at the end of the first Board meeting following their 80th birthday. A Trustee’s position in their capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement or bankruptcy. A Trustee may resign upon written notice to the other Trustees of the Fund, or may be removed either by (i) the vote of at least two-thirds of the Trustees of the Fund not subject to the removal vote or (ii) the vote of Shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Shareholders cease to constitute a majority of the Trustees then serving on the Board.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the other Trustees, the Adviser, other service providers, counsel and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service work; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Trustee. Specific details regarding each Trustee’s principal occupations during the past five years are included in the tables below. See “Board of Trustees and Officers—Independent Trustees” and “Board of Trustees and Officers—Interested Trustees and Officers.”

Independent Trustees

Katie Caldwell

Ms. Caldwell has more than 20 years of leadership experience in the manufacturing and financial services industries, including private investments.

Nancy Stokes

Ms. Stokes has more than 35 years of leadership experience in the asset management industry.

Stanley P. Mavromates Jr.

Mr. Mavromates has more than 30 years of leadership experience in the financial services industry.

Frank Strauss

Mr. Strauss has more than 30 years of leadership experience in the asset management industry.

J. Stanford Willie

Mr. Willie has more than 30 years of leadership experience in the financial services industry.

Brad Morrow

Mr. Morrow has more than 25 years of leadership experience in the financial services industry.

Interested Trustees

Richard Joseph

Mr. Joseph has more than 29 years of experience in the financial services industry.

Nimisha Srivastava

Ms. Srivastava has more than 20 years of experience in the financial services industry.

INDEPENDENT TRUSTEES

NAME, ADDRESS˄ AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	TERM OF OFFICE AND LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS** HELD BY THE TRUSTEE	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE OR OFFICER	OTHER DIRECTORSHIPS HELD BY THE TRUSTEE
Katie Caldwell Birth year: 1982	Trustee	Since April 2026	Director, SF Holdings, Inc. (investment management firm) (since 2021); Chief Financial Officer and Executive Operator, Carolina Foods, Inc. (commercial bakery) (2012-2021).	1

Board Member, Carolina Foods, LLC, Fabalish (a high-growth, plant-based food brand), Realm Foods, North Haven Energy Capital Fund (a private equity vehicle) and The Arts Empowerment Project (a charitable organization).

Nancy Stokes Birth year: 1963	Trustee	Since April 2026	Retired (since 2022); Senior Vice President, State Street (1985-2022).	1	Director, State Street Bank & Trust of New Hampshire (2020-2022).

Stanley P. Mavromates Jr. Birth year: 1961	Lead Independent Trustee	Since April 2026	Retired (since 2023); Chief Investment Officer, Mercer Investments LLC (investment advisory firm) (2012-2023).	1	None

Frank Strauss Birth year: 1961	Trustee	Since April 2026	Founder and Managing Director, Beacon Analytics Management (financial services consulting firm) (since 2023); Managing Director, Accenture (consulting firm) (2015-2022).	1	Board Member, Lending Standard (privately held FinTech firm) and Expect Miracles Foundation.

J. Stanford Willie Birth year: 1949	Trustee	Since April 2026	Lecturer, University of Colorado Denver (since 2024); Chief Investment Officer, The Colorado Health Foundation (2009-2022).	1	None

Brad Morrow Birth year: 1968	Trustee	Since April 2026	Chief Executive Officer and Owner of Quality Trim USA (since 2019); Head of Research in the Americas, WTW (2014 - 2019).	1	None

˄The address for each Independent Trustee is c/o Joshua Deringer, Faegre Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996.

*Each Trustee serves an indefinite term, until his or her successor is elected.

**Includes any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

INTERESTED TRUSTEES AND OFFICERS

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) WITH THE FUND	TERM OF OFFICE AND LENGTH OF TIME SERVICED*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS** HELD BY THE TRUSTEE	PORTFOLIOS IN FUND COMPLEX OVERSEEN BY TRUSTEE OR OFFICER	OTHER DIRECTORSHIPS HELD BY THE TRUSTEE DURING THE PAST 5 YEARS
Richard Joseph*** Birth year: 1965 c/o WTW 233 South Wacker Drive, Suite 1800 Chicago, IL 60606	Chair; Trustee; President	Since April 2026	U.S. Growth Leader – Investments, WTW (since 2024); U.S. Distribution Leader – Investments and Retirement, Mercer Investments LLC (investment advisory firm) (2019-2023).	1	President, Trustee, and Chief Executive Officer of the Mercer Funds (2005-2023).

Nimisha Srivastava*** Birth year: 1984 c/o WTW 233 South Wacker Drive, Suite 1800 Chicago, IL 60606	Trustee	Since April 2026	Head of Investments, North America, WTW (since 2022); Global Head of Credit and Member of US Management Committee, WTW (2020 - 2022); Global Head of Credit Manager Research, WTW (2017 – 2020).	1	President and Director, Towers Watson Investment Services, Inc. (2022 to Present); President, CEO, and Director, WTW Investment Management Canada Limited (2022 to present).

Trent Statczar˄ Birth year: 1971 190 Middle Street Suite 301 Portland, ME 04101	Chief Financial Officer; Treasurer	Since Inception	Director, Fund Officers at ACA Group (since 2016); Senior Director, PFO Services at Beacon Hill Fund Services (investment management solutions firm) (2008-2016).	1	N/A

Andrew Jones˄ Birth year: 1994 190 Middle Street Suite 301 Portland, ME 04101	Chief Compliance Officer	Since January 2023	Senior Principal Consultant, Fund Officers (since 2024) and Principal Consultant, Fund Officers at ACA Group (2022-2024); Due Diligence Manager (from July 2022 to October 2022), and Associate Director, Due Diligence (2020-2022) at Foreside Financial Group.	1	N/A

Christopher Mendoza Birth year: 1984 c/o WTW 233 South Wacker Drive, Suite 1800 Chicago, IL 60606	Secretary and Chief Legal Office	Since April 2026	Deputy General Counsel, WTW (since 2026); Associate General Counsel, WTW (2022 - 2026); Senior Counsel, BMO Global Asset Management (2019 - 2021).	1	N/A

*Each Trustee serves an indefinite term, until his or her successor is elected.

**Includes any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered under the Investment Company Act.

***Mr. Joseph and Ms. Srivastava are deemed to be interested persons of the Fund because of their affiliations with the Fund’s Adviser.

˄Foreside Fund Officer Services, LLC (d/b/a ACA Group), formerly a part of Foreside Financial Group, provides chief compliance officer and chief financial officer services to the Fund under a Fund CCO Agreement and Fund CFO/Treasurer Agreement. Messrs. Statczar and Jones are employees of ACA Group.

Role of the Board

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Adviser and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Declaration of Trust. The Board is currently composed of 8 members, 6 of whom are Independent Trustees. The Board will meet in-person at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Trustees have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Trustees will meet with their independent legal counsel prior to and during each quarterly board meeting. As described below, the Board has established an audit committee (the “Audit Committee”) and a nominating committee (the “Nominating Committee”), and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

Leadership Structure and Risk Oversight

The Board has appointed Richard Joseph, an Interested Trustee, to serve in the role of Chair. The Chair’s role is to preside at all meetings of the Board and to act as liaison with the Adviser, other service providers, counsel and other Trustees generally between meetings. The Chair serves as a key point person for dealings between management and the Trustees. The Chair may also perform such other functions as may be delegated by the Board from time to time. The Board has appointed Stanley P. Mavromates Jr., an Independent Trustee, to serve in the role of Lead Independent Trustee. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Trustees and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Adviser and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Adviser and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Adviser and other service providers has their own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Chief Financial Officer and Chief Compliance Officer, and the Adviser, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s custodian, distributor and administrator. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Boards of Trustees

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees. The Audit Committee has selected Frank Strauss to serve in the role as Chair of the Audit Committee. During the fiscal year ended March 31, 2025, the Audit Committee held three meetings.

Nominating Committee

The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Trustees of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder’s interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee’s education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee’s qualifications to serve as a manager. The Nominating Committee may solicit candidates to serve as trustees from any source it deems appropriate. With the Board’s prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund’s Independent Trustees. The Nominating Committee has selected Nancy Stokes to serve in the role as Chair of the Nominating Committee. During the fiscal year ended March 31, 2025, the Nominating Committee held one meeting.

Trustee Ownership of Securities

For each Trustee, the dollar range of equity securities beneficially owned by the Trustee in the Fund and in the family of investment companies (including all of the registered investment companies advised by the Adviser) as of November 30, 2025, is set forth in the table below.

AGGREGATE DOLLAR
RANGE OF EQUITY
SECURITIES IN ALL
	DOLLAR RANGE	REGISTERED INVESTMENT
	OF EQUITY	COMPANIES OVERSEEN BY
	SECURITIES IN	MANAGER IN FAMILY OF
NAME OF TRUSTEE	THE FUND	INVESTMENT COMPANIES
Independent
Katie Caldwell	None	None
Nancy Stokes	None	None
Stanley P. Mavromates Jr.	None	None
Frank Strauss	None	None
J. Stanford Willie	None	None
Brad Morrow	None	None
Interested
Richard Joseph	None	None
Nimisha Srivastava	None	None

As of November 30, 2025, none of the Independent Trustees or Independent Trustee Nominees, nor the immediate family members of the Independent Trustees or Independent Trustee Nominees, beneficially owned or owned of record securities of the Fund’s Adviser, Distributor, or of any persons directly or indirectly controlling, controlled by or under common control with the Fund’s Adviser or Distributor.

Independent Trustee Ownership of Securities of the Adviser

None of the Independent Trustees (or their immediate family members) owned securities of the Adviser, or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Adviser.

Trustee Compensation

Effective April 1, 2026, in consideration of the services rendered by the Independent Trustees, the Fund pays each Independent Trustee a retainer of $50,000 per year. In addition, the Fund pays an additional retainer of $10,000 to the Lead Independent Trustee of the Board, $5,000 to the Chair of the Audit Committee and $5,000 to the Chair of the Nominating Committee. The Fund pays an additional $5,000 for each special meeting requiring preparation and at which Board action is taken. The determination as to whether or not a special meeting fee is paid is made by the Lead Independent Trustee. Trustees that are interested persons and officers will not be compensated by the Fund. The Trustees do not receive any pension or retirement benefits.

Prior to April 1, 2026, in consideration of the services rendered by the Independent Trustees, the Fund paid each Independent Trustee a retainer of $50,000 per year. In addition, the Fund paid an additional retainer of $5,000 to the Lead Independent Trustee of the Board and Chairman of the Audit Committee.

2.	The second paragraph of the “INVESTMENT MANAGEMENT AND OTHER SERVICES – The Adviser” section beginning on page 17 of the SAI is deleted and replaced in its entirety with the following:

The Board, including a majority of the Independent Trustees, approved a new investment management agreement (the “Investment Management Agreement”) between the Fund and the Adviser, effective April 1, 2026. Unless sooner terminated, the Investment Management Agreement will continue in effect until April 1, 2028. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and is terminable at any time without penalty upon 60 days’ written notice to the Fund by either the Board or the Adviser. A discussion regarding the basis for the Board’s most recent approval of the Investment Management Agreement will be available in the Fund’s report to shareholders.

3.	The fourth paragraph of the “INVESTMENT MANAGEMENT AND OTHER SERVICES – The Adviser” section beginning on page 19 of the SAI is deleted and replaced in its entirety with the following:

The Fund will pay the Adviser an investment management fee (the “Investment Management Fee”) in consideration of the investment management and other services provided by the Adviser to the Fund. Pursuant to the Investment Management Agreement, effective April 1, 2026, the Fund pays the Adviser a quarterly Investment Management Fee equal to 1.25% on an annualized basis of the Fund’s net asset value. The Adviser has also agreed, for a period of at least two-years from April 1, 2026, to reduce the Investment Management Fee rate applicable to the Fund pursuant an Investment Advisory Fee Waiver Agreement in which the Adviser agrees to waive 0.25% of the Investment Management Fee set forth in the Investment Management Agreement such that the Investment Management Fee payable under the Investment Management Agreement is 1.00% on an annualized basis of the Fund’s NAV. The Investment Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. The Investment Management Fee will be computed as of the last day of each quarter, and will be due and payable in arrears within fifteen business days after the end of the quarter.

Please retain this Supplement with your SAI for future reference.